Filed by PartnerRe Ltd.
pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: AXIS Capital Holdings Limited
Commission File No.: 001-31721

Enhanced Merger Terms with AXIS Capital

PartnerRe shareholders to receive pre-closing dividend of
$11.50 per share
Rejects EXOR proposal

May 4, 2015

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Disclaimer

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or
sell or the solicitation of an offer to buy or sell any
securities or a solicitation of any vote or approval. This
communication relates to a proposed business combination
between PartnerRe Ltd. ("PartnerRe") and AXIS Capital
Holdings Limited ("AXIS") . In connection with this
proposed business combination, PartnerRe and/or AXIS may
file one or more proxy statements, registration statements,
proxy statement/prospectus or other documents with the
Securities and Exchange Commission (the "SEC") . This
communication is not a substitute for any proxy statement,
registration statement, proxy statement/prospectus or other
document PartnerRe and/or AXIS may file with the SEC in
connection with the proposed transaction. INVESTORS AND
SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ
THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY
STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED
WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN
THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION. Any definitive proxy statement(s) (if and when
available) will be mailed to stockholders of PartnerRe
and/or AXIS, as applicable. Investors and security holders
will be able to obtain free copies of these documents (if
and when available) and other documents filed with the SEC
by PartnerRe and/or AXIS through the website maintained by
the SEC at http://www. sec.gov. Copies of the documents
filed with the SEC by PartnerRe will be available free of
charge on PartnerRe's internet website at http://www.
partnerre. com or by contacting PartnerRe's Investor
Relations Director by email at robin.sidders@partnerre. com
or by phone at 1-441-294-5216. Copies of the documents
filed with the SEC by AXIS will be available free of charge
on AXIS' internet website at http://www. axiscapital. com
or by contacting AXIS' Investor Relations Contact by email
at linda.ventresca@axiscapital. com or by phone at
1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of
their respective executive officers may be considered
participants in the solicitation of proxies in connection
with the proposed transaction. Information about the
directors and executive officers of PartnerRe is set forth
in its Annual Report on Form 10-K for the year ended
December 31, 2014, which was filed with the SEC on February
26, 2015, its proxy statement for its 2014 annual meeting
of stockholders, which was filed with the SEC on April 1,
2014, its Quarterly Report on Form 10-Q for the quarter
ended March 31, 2015 which was filed with the SEC on May 4,
2015 and its Current Reports on Form 8-K, which were filed
with the SEC on January 29, 2015, May 16, 2014 and March
27, 2014. Information about the directors and executive
officers of AXIS is set forth in its Annual Report on Form
10-K for the year ended December 31, 2014, which was filed
with the SEC on February 23, 2015, its proxy statement for
its 2014 annual meeting of stockholders, which was filed
with the SEC on March 28, 2014, its Quarterly Report on
Form 10-Q for the quarter ended March 31, 2015 which was
filed with the SEC on May 4, 2015 and its Current Report on
Form 8-K, which was filed with the SEC on March 11, 2015,
January 29, 2015, August 7, 2014, June 26, 2014, March 27,
2014 and February 26, 2014.

These documents can be obtained free of charge from the
sources indicated above. Additional information regarding
the participants in the proxy solicitations and a
description of their direct and indirect interests, by
security holdings or otherwise, will be contained in the
proxy statement/prospectus and other relevant materials to
be filed with the SEC when they become available. Forward
Looking Statements Certain statements in this communication
regarding the proposed transaction between PartnerRe and
AXIS are "forward -looking" statements. The words
"anticipate," "believe," "ensure," "expect," "if,"
"intend," "estimate," "probable," "project," "forecasts,"
"predict," "outlook," "aim," "will," "could," "should,"
"would," "potential," "may," "might," "anticipate,"
"likely" "plan," "positioned," "strategy," and similar
expressions, and the negative thereof, are intended to
identify forward -looking statements. These forward
-looking statements, which are subject to risks,
uncertainties and assumptions about PartnerRe and AXIS, may
include projections of their respective future financial
performance, their respective anticipated growth strategies
and anticipated trends in their respective businesses.
These statements are only predictions based on current
expectations and projections about future events. There are
important factors that could cause actual results, level of
activity, performance or achievements to differ materially
from the results, level of activity, performance or
achievements expressed or implied by the forward -looking
statements, including the risk factors set forth in
PartnerRe's and AXIS' most recent reports on Form 10-K,
Form 10-Q and other documents on file with the SEC and the
factors given below:

[] failure to obtain the approval of shareholders of
PartnerRe or AXIS in connection with the proposed
transaction;

[] the failure to consummate or delay in consummating the
proposed transaction for other reasons;

[] the timing to consummate the proposed transaction;

[] the risk that a condition to closing of the proposed
transaction may not be satisfied;

[] the risk that a regulatory approval that may be required
for the proposed transaction is delayed, is not obtained,
or is obtained subject to conditions that are not
anticipated;

[] AXIS' or PartnerRe's ability to achieve the synergies
and value creation contemplated by the proposed
transaction;

[] The ability of either PartnerRe or AXIS to effectively
integrate their businesses; and

[] the diversion of management time on transaction -related
issues.

PartnerRe's forward -looking statements are based on
assumptions that PartnerRe believes to be reasonable but
that may not prove to be accurate. AXIS' forward -looking
statements are based on assumptions that AXIS believes to
be reasonable but that may not prove to be accurate.
Neither PartnerRe nor AXIS can guarantee future results,
level of activity, performance or achievements. Moreover,
neither PartnerRe nor AXIS assumes responsibility for the
accuracy and completeness of any of these forward -looking
statements. PartnerRe and AXIS assume no obligation to
update or revise any forward -looking statements as a
result of new information, future events or otherwise,
except as may be required by law. Readers are cautioned not
to place undue reliance on these forward -looking
statements that speak only as of the date hereof.

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EXOR's Unsolicited Offer

[] On April 14, 2014, EXOR S.p.A ("EXOR") publicly
announced a

proposal to acquire PartnerRe

[] All-cash offer of $130 per PartnerRe common share

[] PartnerRe obtained a waiver from AXIS, enabling it to
enter

discussions with EXOR and explore whether this offer could

lead to a superior proposal for PartnerRe shareholders

[] PartnerRe engaged into extensive discussions with EXOR
and

carefully evaluated its proposal

[] EXOR made it very clear that $130 per share is its best
offer, and

that it is not willing to move from that position

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EXOR's Offer Significantly Undervalues PartnerRe

[] Implies a negative franchise value when considering:

[] The expected growth in tangible book value until
closing; and

[] The strength of PartnerRe's balance sheet / reserve
position

[] Proposed structure constitutes a full exit at depressed
valuation

levels with no upside

[] Represents 1.04x of projected 12/31/2015 TBVPS (1)

[] No price flexibility by EXOR makes further engagement

unproductive

[] EXOR indicated that due diligence would be
"confirmatory" only

and there would be no additional price improvement

(1) Tangible book value per share excluding mark-to-market
assumption.

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Enhanced Merger Terms with AXIS

* 100% stock Merger of Equals structured as an
amalgamation

* Shares in PartnerRe and AXIS to convert to new shares in
the Amalgamated company at a fixed
exchange ratio

* Preferred shares to remain outstanding as preferred
shares of the Amalgamated company

* Special dividend of $11.50 per PartnerRe common share
paid to shareholders in connection
with closing

* $11.3 billion pro forma market capitalization (1)

* AXIS shareholders will receive 1 common share and
PartnerRe shareholders will receive 2.18
common shares in the amalgamated company for each share
they own

* Board of Directors to comprise 14 members, consisting of
seven AXIS appointees and seven
PartnerRe appointees

* Management teams to reflect balance, leveraging talent
from both organizations

* Customary regulatory approvals (well advanced)

* PartnerRe and AXIS shareholder approvals

* Expected close in the third quarter of 2015

(1) Based on PRE and AXS share prices as of [4/13/15], the
day prior to receipt of unsolicited offer from EXOR S.p.A.
Based on PRE diluted share count of 48.849 million and AXS
diluted share count of 102.924 million.

Structure

Pre-closing dividend

Deal Value

Corporate Governance
of Combined Company

Approvals

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Merger of Equals with AXIS is a Tremendous Opportunity for
Value Creation to PartnerRe Shareholders

[] Unique opportunity to accelerate the execution of
PartnerRe's long-term strategic
plan, creating a powerhouse in specialty insurance and
reinsurance

[] Ability to enter the attractive primary insurance sector
with an established global leader

[] Transformative combination that creates a top 5 global
reinsurance franchise

[] Establishes combined company as a significant player in
the Life and Accident and Health
market

[] Value proposition for PartnerRe shareholders of combined
entity under amalgamation
structure well in excess of PartnerRe standalone intrinsic
value

[] Ability to capture value of operating and capital
synergies

[] Access to near-term liquidity through pre-closing
dividend

[] Combination with AXIS represents the decision and
outcome of a comprehensive
strategic review that considered a range of strategic
alternatives

Enhanced terms with AXIS make the amalgamation even more
compelling to PartnerRe shareholders

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A Combination with AXIS Accelerates Execution of
PartnerRe's Strategic and Financial Objectives

Selected criteria /

Strong strategic
rationale[]_

Meaningful synergies
[]_

Further strengthens
balance sheet and []_
credit profile

Compelling value
creation opportunity
[]_

Transaction structure /
preserving upside[]_

[] Meaningful presence in primary markets

[] Creates a top 5 global reinsurer

[] Leading Life and Health player

[] Over $200 million in concrete, actionable expense
savings

[] Potential for sizeable capital synergies

[] Low-risk integration given familiarity between
companies

[] Approximately $13 billion combined shareholders
equity(1)

[] Best-in-class risk management capabilities

[] Accretive to EPS, TBVPS (2) and ROE for PartnerRe
shareholders

[]20%+ EPS accretion by 2017

[] Combined company intrinsic value well in excess of
PartnerRe
standalone

[] PartnerRe shareholders receive special dividend and
participate in
future upside

[] Preserves ability to realize future control premium

[] Merger of equals results in balanced governance
structure

(1) Financial data as of 3/31/15. Excludes expected
aggregate amount of pre-closing dividend based on current
diluted
PartnerRe share count.
(2) Includes pre-closing dividend.

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Conclusion

[] EXOR's proposal significantly undervalues PartnerRe

[] Enhanced terms with AXIS make the amalgamation even
more
compelling to PartnerRe shareholders

[] Merger with AXIS provides the opportunity for superior
value
creation

PartnerRe is committed to the vision of creating a leading
global specialty insurance and reinsurance company through
a combination with AXIS

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